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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

SEC FILE NUMBER
8- 67277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOYAL3 SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 CALIFORNIA STREET, 4TH FLOOR
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIM TU (415) 981-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

101 SECOND STREET	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KIM TU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOYAL3 SECURITIES, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF EXECUTIVE OFFICER

Title

See Attached Form

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOYAL3 SECURITIES, INC.

CONTENTS

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1____________________
2____________________
3____________________
4____________________
5____________________
6____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th (Date) day of February (Month), 20 17 (Year), by

(1) Kim Tu

(and (2) N/A),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________
Signature of Notary Public

ATHENA WAIHING WONG
Commission # 2109362
Notary Public - California
San Francisco County
My Comm. Expires May 21, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III Document Date: 12/31/16

Number of Pages: 2 Signer(s) Other Than Named Above: N/A

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Loyal3 Securities, Inc.

We have audited the accompanying financial statement of Loyal3 Securities, Inc. (the "Company") which comprises the statement of financial condition as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loyal3 Securities, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter - Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has reported recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Moss Adams LLP

San Francisco, California
February 27, 2017

LOYAL3 SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
Cash and cash equivalents	$	2,131,382
Cash segregated for regulatory purposes		83,727
Deposits with clearing organization		284,704
Marketable securities, at fair value		38,318
Receivable from customers		17,710
Accounts receivable		49,533
Equipment and fixtures, net		280,790
Prepaids and other assets		164,787
Total Assets	**$**	**3,050,951**
LIABILITIES AND SHAREHODER'S EQUITY		
Liabilities		
Payable to customers	$	78,900
Accounts payable and accrued liabilities		838,101
Total Liabilities		917,001
Shareholder's Equity		
Common stock, $0.01 par value, authorized 1,000,000 shares, issued and outstanding 930,197 shares		9,301
Additional paid-in capital		36,662,383
Accumulated deficit		(34,434,734)
Treasury stock		(103,000)
Total Shareholder's Equity		2,133,950
Total Liabilities and Shareholder's Equity	**$**	**3,050,951**

The accompanying notes are an integral part of this financial statement.

LOYAL3 SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
For the Year Ended December 31, 2016

1. Description of Business

LOYAL3 Securities, Inc. ("LOYAL3" or "the Company") is a Massachusetts corporation, which was originally incorporated in 1972 as Merrimack Valley Investments, Inc. and changed its name to LOYAL3 Securities, Inc. in November 2012 after it was acquired by LOYAL3 Holdings, Inc. ("Holdings" or "the Parent").

The Parent is a holding company that owns 100% of the equity of LOYAL3. Holdings is a Delaware corporation incorporated on November 26, 2012.

The Company's headquarter office is located in San Francisco, CA.

LOYAL3 operates as a self-clearing broker-dealer. The Company's customers may engage in securities transactions without incurring any commissions or other fees and can acquire fractional shares in individual stocks, with a certain minimum amount of investment. LOYAL3 provides retail investors the ability to participate in initial offerings of securities ("Social IPO") and allows issuers to create affinity award programs featuring company stock as a reward ("Stock Rewards").

LOYAL3 is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

2. Going Concern

The Company incurred a substantial loss in 2016 in the amount of $11,130,000 as well as reported negative cash flows from operating activities of $10,124,000. Through December 31, 2016, the Company had accumulated a deficit of $34,435,000. During 2016 the Company satisfied its working capital needs through capital contributions from the Parent, and such contributions have continued into 2017 and are expected to be necessary through the course of the year. These facts raise substantial doubt as to the Company's ability to continue as a going concern.

The financial statements have been prepared assuming the Company will continue on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from uncertainty about the Company's ability to continue as a going concern.

Management is evaluating strategic alternatives to address the going-concern uncertainty, which includes, but is not limited to, selling certain assets, significant expense reductions, and continuing to seek working capital funding from its Parent. The sale of certain assets could initiate a wind-down of the Company.

2. Going Concern (continued)

The Company can give no assurance that it will be successful in identifying satisfactory strategic alternatives nor can it give assurance that it will be able to sell certain assets, decrease expenses or raise additional capital. Should the Company not be successful in executing on an acceptable strategic plan, selling certain assets, decreasing expenses or obtaining the necessary capital to fund its operations, the Company would need to curtail certain or all of its operational activities.

3. Summary of Significant Accounting Policies

Presentation

For the purpose of presentation, except for the tables in Notes 6, 7, 9, 10 and 12, dollar amounts displayed in these Notes to Financial Statement are rounded to the nearest thousand.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates. Significant estimates include the allowance for the deferred tax asset.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents.

Cash Segregated for Regulatory Purposes

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires it to maintain cash or qualified securities in a segregated reserve account for the exclusive benefits of its customers. In accordance with Rule 15c3-3, the Company had portions of its cash segregated for the exclusive benefits of its customers at December 31, 2016.

Restricted Cash

Restricted cash as of December 31, 2016 included cash on deposit with the Company's clearing organizations.

3. Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities in the statement of financial condition consist of financial instruments carried at fair value with related unrealized gains or losses recognized in the statement of operations. Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sales arrangement.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, cash segregated for regulatory purposes, and restricted cash, approximate their fair values.

Fair Value Measurement—Definition and Hierarchy

The Company follows the provisions of Accounting Standards Codification ("ASC") 820, *Fair Value Measurement and Disclosures,* for its financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

3. Summary of Significant Accounting Policies (continued)

Fair Value Measurement—Definition and Hierarchy (continued)

Level 1 — Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level 2 — Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 — Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Accounts Receivable

Accounts receivable are recorded at the invoiced amounts. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance for doubtful accounts, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

3. Summary of Significant Accounting Policies (continued)

Equipment and Fixtures

Equipment and fixtures are reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over useful lives of three to five years. Costs of major additions and betterments that extend the useful lives of the assets are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

Contingent Liabilities

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 – *Income Taxes*. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and the expected future tax benefit to be derived from tax loss and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

3. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to an amount whose realization is more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Subsequent Events

The Company has evaluated all subsequent events up to the date this financial statement was issued.

Adoption of New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize a liability associated with obligations to make payments under the terms of the arrangement in addition to a right-of-use asset representing the lessee's right to use, or control the use of the given asset assumed under the lease. The standard will be effective for nonpublic business entities beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating this new standard and the impact it will have on its financial statements and processes.

In March 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-09, Compensation – Stock Compensation (Topic 718), which is seeking to simplify the accounting for share-based payment transactions, including the income tax consequences and classification of awards as neither equity nor liabilities. The standard will be effective for nonpublic business entities beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating this new standard and the impact it will have on its financial statements, information technology systems, process, and internal controls.

4. Cash Segregated for Regulatory Purposes

Under Rule 15c3-3 of the Securities Exchange Act of 1934, at December 31, 2016, cash in the amount of $84,000 was segregated in special reserve bank accounts for the exclusive benefits of customers.

5. Deposits with Clearing Organization

At December 31, 2016, the Company had deposits with its clearing organization of $285,000. At December 31, 2016, the required minimum balance was $285,000. The amount was held in an interest bearing account.

6. Fair Value Measurement

A description of the valuation methodology applied to the Company's major categories of assets measured at fair value on a recurring basis follows. There have been no changes in the methodology used at December 31, 2016.

Marketable Securities – consist of exchange-traded equity securities valued using quoted market prices. This method may result in a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methodology is appropriate and consistent with industry practice, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2016:

	Assets at Fair Value at December 31, 2016			
	Level 1	Level 2	Level 3	Total
Assets - Marketable Securities				
Corporate equities	$ 38,318	$ -	$ -	$ 38,318
	$ 38,318	$ -	$ -	$ 38,318

7. Equipment and Fixtures

Equipment and fixtures consist of the following:

Computer hardware	$ 56,481
Computer software	547,025
Other	22,500
	626,006
Less accumulated depreciation	(345,216)
	$ 280,790

8. Payable to Customers

Payable to customers consist of securities failed to receive and customer free credits at December 31, 2016, all of which have been outstanding less than 30 days.

9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the length of carry-back and carry-forward periods, and expectations of future profits.

The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance as of December 31, 2016. For the year ended December 31, 2016 the change in deferred tax asset valuation allowance was approximately $3.7 million.

9. Income Taxes (continued)

As of December 31, 2016 the Company's deferred tax assets consisted of the effects of temporary differences attributable to the following:

Federal net operating loss carryovers	$	11,569,576
State net operating loss carryovers		1,077,780
Stock based compensation		2,560
Capital loss		439
State taxes		272
Charitable contribution		68
Fixed asset depreciation		3
Total		12,650,698
Valuation allowance		(12,650,698)
Deferred tax asset, net of valuation allowance	$	-

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2016, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

The Company is included in US federal and state tax returns with its Parent. These tax returns are subject to examination by tax authorities for years beginning in December 31, 2013.

10. Regulatory Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies uniform minimum net capital requirements, as defined, for its registrants. As of December 31, 2016, LOYAL3 had regulatory net capital, as defined, of $1,633,000, which exceeded the minimum net capital requirements by $1,383,000.

LOYAL3 has elected to calculate its net capital under the aggregate indebtedness method, whereby its aggregate indebtedness may not be greater than fifteen times its net capital, as defined. As of December 31, 2016, LOYAL3's aggregate indebtedness to net capital ratio was 0.51 to 1.00.

Advances to parent, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company subject to certain notification requirements related to withdrawals of excess net capital.

11. Employee Benefit Plans

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation, subject to a statutory prescribed annual limit. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) plan, none were made during the year ended December 31, 2016.

12. Commitments and Contingencies

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price level. As of December 31, 2016, the Company had no open underwriting commitments.

The following is a table summarizing the Company's significant contractual obligations as of December 31, 2016, consisting of non-cancellable payments under office and operating leases with initial or remaining terms in excess of one year.

	Office Leases	Operating Leases	Total
2017	$ 645,090	$ 1,105,000	$ 1,750,090
2018	163,150	225,000	388,150
Total Commitments	$ 808,240	$ 1,330,000	$ 2,138,240

12. Commitments and Contingencies (continued)

The Company leases its San Francisco corporate office under a non-cancelable operating lease that expires in March 2018. In March 2016, the landlord agreed to recapture the 10th floor lease from the Company without penalty. The Company's New York office lease expired in August 2016.

The operating leases in the table above include non-cancelable contracts for clearing services.

Concentration and Credit Risk

Substantially all of the Company's cash and cash equivalents are held at two major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term certificates of deposit. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

At December 31, 2016, amount due from one client accounted for more than 10% (approximately $28,000) of the accounts receivable.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Legal Proceedings

The Company is one of the underwriter defendants in certain litigation arising out of the initial public offering ("IPO") of Santander Consumer USA Holdings Inc. ("SCUSA") in January 2014. The underwriters, including LOYAL3, received customary indemnification in connection with the IPO.

***Deka Investment GMBH, et al. v. Santander Consumer USA Holdings, Inc., et al., Case No. 3:15-CV-2129-K (N.D. Tex.); Steck v. Santander Consumer USA Holdings Inc.,* 14-cv-6942 (JPO) (S.D.N.Y.); *Kumar v. Santander Consumer USA Holdings Inc.,* C.A. No. 3:14-cv-03746-K (N.D. Tex.)**

On August 26, 2014, a purported securities class action lawsuit was filed in the United States District Court, Southern District of New York, initially captioned Steck v. Santander Consumer USA Holdings Inc. ("SCUSA") et al., No. 1:14-cv-06942 (the Deka Lawsuit). The Deka Lawsuit was brought against SCUSA, certain of its current and former directors and executive officers and institutions that served as underwriters in SCUSA's IPO (including LOYAL3) on behalf of a class consisting of those who purchased or otherwise acquired SCUSA's shares in connection with SCUSA's January 23, 2014 initial public offering ("IPO"). In June 2015, the venue of the Deka Lawsuit was transferred to the United States District Court, Northern District of Texas.

12. Commitments and Contingencies (continued)

Legal Proceedings (continued)

The Deka Lawsuit alleges that SCUSA's Registration Statement and Prospectus contained misleading statements concerning SCUSA's ability to pay dividends and the adequacy of SCUSA's compliance systems and oversight, and seeks damages and other relief.

On September 21, 2016, the court issued a class certification scheduling order, which set a schedule for class certification discovery and the briefing of Plaintiffs' motion for class certification, and stayed all discovery on the merits of the case. Plaintiffs filed their motion for class certification on December 2, 2016. Defendants' response to the motion was filed on February 17, 2017, and plaintiffs' reply in support of their motion for class certification is due on March 31, 2017.

Since LOYAL3's underwriting participation was de minimis and all the underwriters received customary indemnification in connection with the IPO, the Company believes that no accrual was necessary.

From time to time, the Company is involved in ordinary routine litigation incidental to the business.

13. Financial Instruments, Off-Balance Sheet Arrangements and Indemnification

Financial Instruments

The Company trades securities that are traded in the United States stock exchanges. As of December 31, 2016, the Company had not entered into any transactions involving financial instruments that would expose the Company to significant related off-balance-sheet risk.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility. The Company manages market risk through its internal risk management policy and procedures.

Off-Balance Sheet Arrangements

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2016.

13. Financial Instruments, Off-Balance Sheet Arrangements and Indemnification (continued)

Indemnification

The Company places and executes customer orders. The orders are then settled by a clearing organization that maintains custody of customers' securities. Through indemnification provisions in agreement with the clearing organization, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain adequate collateral in compliance with various regulations and clearing organization policies.

14. Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Based on the evaluation, except for the following, the Company did not identify any other recognized subsequent events that would have required adjustment to the financial statements.

On February 3, 2017, February 6, 2017 and February 17, 2017, the Parent made capital contributions to the Company in the amounts of $40,000, $60,000 and $270,000, respectively.